Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: May 6, 2002


     The following transcript transcribes a meeting held by Comcast Corporation at Banc of America Securities' Growth Telecommunications, Media & Entertainment Conference on May 1, 2002:


Doug Shapiro: I am very honored to present Comcast Corporation. Obviously it seems to be the largest MSO in the country by a large margin and an owner of numerous content assets, including home shopping juggernaught QVC. Amongst cable operators, Comcast is distinguished by a number of things. One of which is the healthiest balance sheet in the industry and also it is the first company to definitively turn free cash flow positive from the cable business. Although I guess that will revert back to free cash negative after the AT&T deal closes, at least temporarily. In addition, you may have seen the Company reports first quarter earnings this morning, punctuated by extreme strong revenue and cash flow growth, $200 million plus dollars of free cash flow from the business, I guess. But $100 million of that is from cable or so, right? And the Company also announced that it is secured over $12 billion in credit facilities overfunding it for the pending close of the AT&T deal. Stock obviously continues to be overhung here by the pending merger. What we have been saying to people for awhile though, especially at this price, is that anyone who has the time horizon of more than a year should be buying it with both hands at this kind of level. We continue to think that the cable stocks are more guilty by association than anything else. As I said, honored on a couple of fronts, one that they made the time the day of the reporting, but also secondly that we are joined by Comcast President Brian Roberts. He decided to be one of the more eloquent spokesman of the industry, apparently can clean your clock on a squash court. And I guess he can also speak eloquently while he is cleaning your clock. In addition besides Brian, we have the entire cast of characters here. (Inaudible)

Ralph Roberts is here, Julian Brodsky is in the audience someplace and we also have John Alchin and Marlene Dooner. So that is a brief intro.

Brian Roberts: It is not true about squash, but thank you for that nice introduction. We are excited to be here today because of being able to give some new information if for nothing else. For those of us who get to go and do these conferences from time to time, today is perfect timing and thank you for arranging that Doug. But we did an hour or so ago have our conference call with investors reporting on the first quarter.

So let me begin by just saying how excited we are to talk about the first quarter operating results. You can see here on a pure apples to apples basis, and that is the only thing is the timing of the acquisitions being adjusted for, we had 12 percent consolidated revenue growth and 18 percent consolidated cash flow growth in all 3 of our business segments. And as you look at cable with 13 1/2 percent operating cash flow growth, this is the best quarter we have had in the last 5 years. We are confidant that this trend is going to continue and that we are going to have sunny skies, if you will, as we look forward to the rest of the year. What I will spend most of my time talking about is the cable business and our view of its business prospects.

So let me just start quickly then and deal with QVC and content right up front. QVC with another 11 percent cash flow growth quarter, double digit both revenue and cash flow continues to amaze all of us. Led by Doug Briggs as Chief Executive Officer, they basically have an unblemished record that today they are selling so many different array of products. In December, as some of you know, we sold $65 million of a Dell computer in one day on QVC. Michael Dell was so excited by these results, called me up personally and asked could he get back on. Flew in himself on a Saturday to sell some more and sold another $18 million in January or 8000 units in one day. And that is just not even conceivable a few years ago to get that level of attention for selling on QVC. But then just this Sunday, they changed the entire channel into the Food network for one day and Emeril came on with a special product of the day and sold the entire inventory of Emeril pots and pans out and we sold $17 million worth of food and food stuff in one day. And so the ability to change your store to what is relevant at the moment, to create an event and enthusiasm now around the world. Germany, we reported today for the first time ever has reached cash flow positive. Germany is in over 20 some million homes, QVC-Germany, which goes along with its sister channel QVC-UK, which is also in the black. QVC-Japan completed its first year of operations and is ahead of schedule. So as we look at the power of this worldwide franchise and then we layer in QVC.com, which is now accounting for close to 10 percent of all sales and is allowing it easier for people to up sell and buy more than one product at a time. Again, we are just thrilled with the financial and the operating characteristics of QVC.

In the Content division, E! Entertainment, Outdoor Life, Golf Channel and our sports businesses, we had 33 percent cash flow growth. Even in an advertising environment all the networks powered forward both in subscriptions and in advertising revenues. And in the case of really all the networks the ratings have a positive bright spot. We have very definable niches, particularly Golf and E!. E! had the biggest one day in history at this year's Academy Awards, some 3.8 million viewers. They changed the whole look of the channel in anticipation of that, which is their branding campaign. They have Robert Altman doing the branding spots with actors such as Dustin Hoffman for virtually no money. People want to be associated with E! in Hollywood. They are going back to their roots. Their ratings are doing well and the business grew nicely in the quarter.

And so as we look at now the rest of the cable business, I just again think that as I think about AT&T Broadband and Comcast coming together, it is creating more application for QVC and more content opportunities. With this track record and the ability to incubate value that strategy I cannot wait to get started when we have 22 million homes.

But let's now talk about the business, the Core business. As you know we completed 95 percent of our rebuild last year. In 95 percent of all Comcast systems now offer the new products and have the full 2 way capability. And we have since inception reached 3.6 million new products defined as digital and modem. Since launching the new product initiative. We added 1.3 million new products just in the last 12 months alone. And when we sat and made the forecast for what this year would bring, we did so in sort of October. Right after September 11th, right in a down market knowing that @Home was probably going bankrupt and I think we probably were a little too cautious in our prognostication for what this year would bring and if the first quarter is any judge, we are pretty excited. So you can see that once you make the investment, you then are able to sell subscriptions to new products that are averaging between $10 and $40 a month, whether it is digital or modems. And what we are now about in the technology side of the company is enhancing each one of those products so that there is a lot more growth in the years ahead. At the same time, we are able to finally reach the free cash flow, as Doug mentioned, and again, a lot of estimates (Inaudible) we are going to have between $800 and $1 billion in free cash flow this year alone. And that is what allowed us to have the confidence to double the investment or triple the investment in broadband with the AT&T acquisition, because we are now able to do to their business what we have done to our own.

So let's drill in a little bit to Comcast. Digital, we added 200 thousand net ads in the first quarter, taking us to over, slightly over $2.5 million boxes. In 20 percent of our markets we now have over 35 percent penetration in digital and yet the growth rate continues to be at the same pace as all the other systems in the Company. But what is probably most exciting is the average revenue per digital box has actually increased in the last quarter and increased since this time last year. Many times when you start to feel your hitting a penetration wall, the discounting starts and the revenue shrinks. Not so with digital. That is because of really 2 basic factors. One, we keep adding content and layers of digital. We have an expended digital or Digital Plus. And we have new channels that compliment what used to be Digital Only or now Digital Lite or Digital Classic, whatever we call it, in different systems. But at the same time we have gotten more sophisticated in our call centers and 40 percent of all new customer signups are taking digital. And we paid bonuses to every employee. And we track on a weekly basis the DSI, the Digital Sell-in Rate and it is now over 40 percent and each call center is judged not just on how fast you answer the phone and how good the satisfaction is, but what is your DSI. And now we have added our OSI or High-Speed online product and we are over 10 percent there. So I think our management team really is focused on not just using the call centers to run a better business in a competitive market, but to sell products by digital.

From a technology standpoint, we really believe we now have the platform to drive the next reason for people to buy digital. We have reached a pretty good saturation of the paid television households. And we now want to go after the 2/3 of the market that do not take paid television. And we think the driver for that will be Video on Demand, in addition to the just outright possibilities of Video on Demand. So what we are going to do is take the 3 million home footprint and by putting more servers out, about $75 million worth of servers in this year's budget, we will double that footprint to $6 million. And then really rollout beginning this summer in one market and then more aggressively by the end of the year. A vision of Video on Demand, which I think is beginning to articulate itself, at least in my mind, into 3 buckets. Impulse, which is what we have all be talking about for years, which is Movies on Demand. We will announce and have announced 2 studios and I think you will see more 2 studios in the next 2 weeks where we finally have reached VOD agreement. What is dramatic about those is they will set a template that allows the studio to decide movie by movie over the next several years do they want to move the window back closer to home video or in some cases even ahead of home video or leave where it is today at 60 or 90 days later. And the script will evolve the way they do in the box office with movie companies where the first week they play a movie, the movie company makes more than the eighth week the movie is playing. So they incent the theater owner to keep it around longer. Well we are kind of taking that model and flipping it on its ear and saying we'll incent to give us a better window to take advantage of this product. And if you think movies, it is obviously also a big event. The first bucket, if any time you push the button up comes the product and bing you get charged.

The second bucket is subscription. And we have talked about this the last year, so the most obvious best example I think is Home Box Office where when you push the button your given an array of opportunities. So you can have any show on HBO or any movie on HBO now or Sex in the City or Sopranos, any episode in the last 2 years or maybe you get Sunday night's episode on Saturday night. Whatever it is it will be content that is not quite as strong as a first run movie, but allows you to want to say, "I will pay a little extra for HBO Plus to get all the features and benefits of this technology."

But what has me particularly most excited is the third bucket is a free bucket, free in quotes. What we are thinking there is to reach out to the content companies, which we are now successfully doing and the broadcasters and saying, "Look, let's think back to the Internet in the early days. Everybody gave away free content and where people have paid $0.10 to click through each web site, nobody would be surfing they way they are today." I mean cell phones, when it used to be $0.10 a minute you used them a lot less. But now that is 1500 minutes and I know I cannot use all those minutes, I use the phone more freely and is certainly that is the case on the Internet and surfing. But where the Internet fell short is they could not get people to go subscription or go to impulse and have a real business model right out of the get go. So what we are trying to do is offer the array of all 3. In the Free category we go to action news in Philadelphia, which comes on at 6:00 or 6:30 and you say, "You do not have another show on until 11:00." Why not between 6:00 and 11:00 give anyone access to action news. You made all that show, you wanted to cum up your rating, why don't you replay your advertising spot. Why don't you tune in for channel 6, whatever you want to do? We will make the space available and give the consumer access to your show again for free. That is good for your network, good for your ratings, good for your advertisers.
What is wrong with that? Let's go to biography. Well they only get a point-blank rating, whatever it is. Why don't we take your 10 best episodes that you choose and get people to get used to watching biography and you can run commercials and biographies at 9:00 p.m., tune in to A&E. Or biography channel is available on channel number such and such in digital. Discovery channel documentaries and we going to create genres, a programming kid sports. The 76ers have a game tonight. You can rebroadcast that game anytime somebody wants it on VOD until the next game. In the playoffs that does not quite work, but during the year that is what the rights allow us to do, high definition television. The Masters is on. Would you like to just pull up that in High Def even if you do not have a full high def package? So I am not sure how each company will look at that opportunity, but we are going to reach out and say, "Why don't you use it as an up sell for your network, an opportunity for people to click and get used to clicking and it does not cost them anything. And then as you choose to later on sell subscriptions or impulse, we change the buying behavior and people of course love to get what they want when they want it. Every one of the 2 1/2 million digital boxes we have put in people's homes can do this technology. We do not have to go back in your house. We do not have to give you a new remote control, nothing changes. As you can tell, I am very excited. Cannot wait to get on with the test. We are going to say to QVC, why don't you take the best product, let that be on impulse. There is something for everybody in that model. By the way, AT&T Comcast will be a $3 1/2 billion consumer of content from the variety of content companies. In the midst of finding win/win relationships, I suspect we will be able to find a way to not only get content now for digital, but also get content for VOD.

As we look at high definition television, we think - well that is another reason to get a digital box. So we have now launched or announced that we are launching High Def in our top 6 cities, including Washington, Baltimore, Maryland, Virginia, Philadelphia, Detroit and others and we intend to have major networks, public broadcasting. But we have also said we are going to try to be the leader in sports on High Def that are local. So we are taking are 2 Comcast Sportsnets and we are going to product about 200 games a year next year in Washington and Philadelphia and make them available for people with High Def sets. As a for instance and then pay a subscription to get High Def HBO or High Def package of programming. We have thousand test boxes in Philadelphia. They run 1 newspaper story and all thousand boxes were gone within a month. There is a pent up demand with people buying flat screen TVs and for nothing else for DVDs. But we cannot surrender High Def to satellite and I think I am happy with our position there.

That leads us into modems and high speed Internet. Once again we are seeing terrific take rates. We had a Herculean job to get everybody off of @Home in 30 days, 1 million customers transitioned to a network we have never run before. We had well publicized problems in one market in North Jersey. But they were a little over publicized and we're very appreciative of The New York Times reporter that ran a mea culpa with the title of his article that said, "All my problems with my high speed conversion were mine not Comcast." But nonetheless it is all behind us. We now have a network that for the last 30 days has been more stable than the @Home network that it proceeded and it was pretty stable at the end. We have way brought down the call volume and when we started in January we were adding 5,000 modems a week, because all of our attention was on the conversion. The rest of the quarter was around 8,000 and the last couple weeks have been 10,000. I am very encouraged by the trend in April and for the end of March that suggest that we are still on a growth spurt with high speed. Now one of the things that has us so excited about high speed internet is the ability to now tier the product on our own network and to offer levels of service and multiple ISPs. And so as you think about the future, one thing we are focused on is how to constantly keep the ARPU move in the right direction. We basically had a 10 percent increase in ARPU over the last year for high-speed data. A few years ago we all probably would have predicted that modem and access was going down the other way. We will probably create a product that is lower cost for lower speed and we will probably create a product that is higher cost and higher speed. And that is the beauty of the new DOCSIS 1.1 modem, which allows us to have tiered level of services, controlled bandwidth and eventually bandwidth on demand. High speed data margins because we are no longer paying @Home 35 percent of revenue have gone from 10 to 15 percent to 25 percent in the first quarter and we think we can improve that from here on out. So we are very excited when we announced Earthlink for AT&T and Juno for Comcast, multiple ISPs. We now have the power of a whole other marketing organization basically selling our product with their front end and we think in the competitive space that we are in, the more people that can market our product the better, so long as the business terms are win/win. And that is why we are very supportive of multiple ISP world without government intervention.

Finally, I just want to talk a little bit about how AT&T Comcast takes all these opportunities that I have just described, how we are executing on them today, and powers them up. First of all, AT&T Broadband has significantly lower margins. We were disappointed, subscriber growth went backwards. But we really do not see any long-term reason that a sub is not a sub, which is the basis by which we made our bid. Our proposal was the value of our (Inaudible) subscribers equals the vale of theirs and they probably have about a 4 percent or 5 percent premium for the terrific clusters. And as we look the long term, the management of AT&T Broadband that has come in, they are doing a fine job of flushing out some of the problems and doing what they have to do to begin the cleanup process. But frankly they are 6 people and they have gotten off to a good start. When we bring in 250 at Comcast to focus on not 12 million subs, but 1 to 2 million subs broken into small geographies, we really do believe we can accelerate AT&T's results to look more like Comcast. But then as you think about other content opportunities like I talked about in the beginning and how well they are going or national advertising since we will have 8 out of the top 10 DMAs or new technologies like VOD and OCAP and other things to accelerate cable's new products. We really believe still and more now than ever that this was the right move for our company. We cannot wait to get closed and get started. But we think there has been a lack of patience, understandable as we have said. People invest for less than a year. But our results today should say, "We can get to the promised land - free cash flow and new product growth."

With that let me continue the presentation and turn it over to John Alchin.

John Alchin: Thanks a lot Brian. Well with the backdrop of those sort of outstanding operating results for the quarter and the outlook for Comcast for the rest of the year and the 2 companies on a merged basis, after we go through the closing in the fourth quarter this year, let me just take a quick snapshot of the financial footing on which we have the Company as it stands today and the merged company as it will exist after the merger is closed. I want to open up with just a brief comment on what the eyes of some viewers is probably an over reaction in the marketplace to some concerns that are being very very legitimate in some cases. But the message I want to leave with you this afternoon is that in the case of Comcast there are no such concerns when it comes to our own financial footing and the agreements that we have behind that footing. If you look at the debt agreements that we have in place today, they are no rating triggers that give investors any put rights whatsoever. It is a clean deal. We have in bank deals covenant situations that we can comfortably meet. We have a long way to go before we are anywhere any of those, so very very comfortable compliance. We have long maturities in all of those debt agreements, so there is nothing near term that has to be dealt with that will not be dealt with comfortably out of funding that we are generating. And as Doug mentioned in the introduction, we are generating free cash flows, so we do all of this out of internally generated funds. Secondly there has been a lot of concern about commercial paper. There are no concerns at Comcast about our commercial paper program. We are an issuer of commercial paper today, but we keep a very very small prudently sized program, usually under $500 million, quite often as it is at the moment under $400 million. So absolutely no rollover risk with that. In fact if you want to go one step further into another level of concerns that are being talked about is the issue of loans to officers of the corporation, loans to family holding companies, no exposure to any of those situations. Material off balance sheet debt, there is no material off balance sheet debt. The only off balance sheet debt we have is an affiliate that shows a $200 million performance guarantee that can be satisfied with the investment of about $75 million to complete release of the guarantee that is behind that. And absolutely no unusual capitalization policies, all industry standard GAAP standard.

Moving on then to the funding that is needed to close this transaction. As we announced on our call this morning for the first quarter, we now have in place new funding in the amount of $12.8 billion, which when added to the existing available lines of credit gives us about $17 billion, just north of $17 billion, of availability to close what looks like a funding requirement that could be anywhere from $11 billion to $14 billion. So at a very minimum we have $3 billion of incremental availability and that takes into account, (Inaudible) availability takes into account all near term maturities for about an 18 month period after we close the transaction. It also takes into account the fact that as Doug said in the introduction in the first of year of ownership the new merged company will not be free cash flow positive. But as Brian mentioned, Comcast on a standalone basis will be generating anywhere from $800 million to a $1B of free cash flow.

Moving on then to our commitment to de-leverage the entity that will be in place at time of closing. We have a number of vehicles and options available to us to make sure that that de-leveraging takes place. We are absolutely unequivocally committed to our investment grade rating. And pocket by pocket we show you here on this slide how we come down from an opening amount that will be about $30 billion, net of $5 billion of quarterly interest bearing preferreds that are issued to Microsoft. That will be converted to 115 million shares of AT&T Comcast. We have about $700 million in cash that will be derived from the sale recently of systems with about 300 thousand subscribers, another $1.7 billion of assets on our balance sheet. So we have said all the way along these are shares of AT&T and Sprint PCS that are available for sale and will be monitized. And then within a 3 year timeframe or if not well before that there is the incremental opportunity to monitize the TWE asset, an asset that we have said again categorically is not strategically aligned with us or with the new merged entity. So you have essentially a credit that rapidly improves from less than 5 times debt to cash flow down to about 3 times debt to cash flow, just below where we are today. And again the operating matrix that is required to do this, we have shown this slide before. If you take any view of the opportunity on operating margins, whether we go to a 36 percent margin from where AT&T is today or an industry level of 42 percent, more inline with there the industry might be as a whole. There is an opportunity between 1 1/2 to 2 billion in just margin improvement. You add to that number the opportunity that exists because we will not need 2 treasury departments, IR departments, accounting departments, legal departments, purchasing departments. These synergies that grow from all of putting these 2 organizations together, we see another opportunity of between $1 to $2 billion. So we do not need to go anywhere near those numbers to achieve a 20 percent rate of cash flow growth. This is not under any circumstances meant to be guidance in any way shape or form. We can probably do significantly better than this. But all this says is if we go from a 26 percent operating margin, which may exist at AT&T Broadband by the end of 2002, as we go into that year, up to 36 percent at the end of 2005, so over a 3 year timeframe. If we see synergies not in the $1 to $2 billion range that I just described, but just $300 to $500 million, over that timeframe and if we continue to grow our own cable business at 11 percent, well below the 12 to 14 percent that we have given as guidance for this year, well below the 13 1/2 percent that we generated in the first quarter of this year. Those metrics alone produce operating cash flow growth exceeding 20 percent.

So in summation then, we are absolutely committed to our investment grade rating. We will preserve that we are free cash flow generated today, over $212 million in the first quarter and we are un-equivocally committed to building long term shareholder value. I think with that we open the floor to Q&A.

Doug Shapiro: What I would like to do is just take the first question or see if I can quickly... The one thing you did not discuss in this presentation was Voice. And it has been kind of controversial. I think there is some skepticism about it generally which maybe shifting somewhat as the AT&T story hits, start to get a little better and people start to take a look at Cox's results. The question is as you get your arms around the heavy listing that AT&T has done to get where they are today, how far ahead do you think that gets you in toward a live scaled deployment, if you wanted to go that way? I think when you talk to the AT&T guys they make it sound like they have something that is almost turnkey. What do you think about that?

Brain Roberts: Well that was something that when we did due diligence that has been AT&T's view that telephony has turned a corner and that they have... It is an incremental business. Since there is no programming costs really it is like data, the next customer should have a higher margin if you basically built the entire network. They have switches in 8 of the 10 top cities Comcast is going to operate in. And agreements to access those switches so there is reduced capital burden. With all that said, all we are saying at this point is we are committed to they story John Alchin just told. And if telephony can accelerate that story terrific. If telephony is drag on that story, not so terrific. And at the moment until we get in and get our chance to operate it it is really hard to be more precise than to say it feels like we have a fabulous potential asset to zero. Because if a sub is a sub there is no value
(Inaudible) telephony proposition. And I think in the one market that we picked up from AT&T Broadband in MediaOne slot, the Detroit market, we inherited 12 thousand phone customers and over 2 years we slowed the growth rate, but it is up to 25 thousand by the end of this year. It went form a negative $4 million of EBITDA to a positive to 2 to a positive 4 this year with $4 million of CAPEX, so a true a free cash flow break-even. And we are using IP technology this year in the middle of the phone call to begin to get to our technological vision, which is of a more digital type phone offering. So we are going to have to wait to get more specific. But either way it goes it does not effect the story John said and that is job 1.


(Cross talk)


Unidentified Speaker: Especially if it (Inaudible)...


(Cross Talk)


Unidentified Speaker: This equipment (Inaudible)..., we talked VOD and maybe put your hat on looking at a couple of years, one of the biggest problems that the industry faces is the detention in which programmers obviously over rising programming costs. As you see more sub shifting on demand and maybe possibly actually trying to disrupt the broadcast model, do you think that shifts a leverage back to the distributor that says to put a cap on some of these price increases... Does the server become the next area of scarce shelf space?

Brian Roberts: Clearly there is scarce shelf space in the server, which is why I think we are going to have, just as the Internet was sort of a brand new territory and nobody wanted CNN.com, maybe it was not a profitable thing to do in Internet, but it is really there to promote CNN and if I do not do it MSNBC will. So there is some of that phycology is certainly going to help, because we are making this offer to everybody and I think everybody wants to be part of our trial. Long term I actually see it as another way to repurpose content that is going to be good for the content companies and great for the cable companies. Business has to be win/win. When it gets win/lose, you end up with the Yankees. And it is just nobody wants to give and that is not what the consumer wants. That is not the right answer. And I think this alleviates some of the cost pressures. So we can continue to create new revenues for the cable operator. That means we can continue to fund the kind of development and programming costs that the programmers want to have in their business models. And the more that we can make it better for the consumer the more likely it is to get those revenues without any government intervention. So all of this seems to work and be the kind of growth but most of all it begins to deal for us how do we get 30 percent way higher on digital. What is the reason for somebody to take a digital box if they do not have HBO and they do not get all the extra movies? Digital basic is one reason, but VOD could very well be the driving reason.

Unidentified Speaker: You better takes Bob's question now.


(Teleconference member is speaking in background and is inaudible.)


Brian Roberts: I am not going to answer much. I do not believe in publically negotiating.


(Teleconference member is speaking in background and is inaudible.)


(Laughter)


Brian Roberts: Next question.


(Teleconference member is speaking in background and is inaudible.)


Brian Roberts: No they have asked us not to. I am pretty confident we can say otherwise, maybe announce it tomorrow.


(Teleconference member is speaking in background and is inaudible.)

Brian Roberts: Assuming there is no friction out of the video business and they do not know that yet. We just want to make the option available. But remember Mark that the idea is where as we all get focus - How many movies are you going to sell? What is the split? What is the revenue? We're actually beginning to think of it - You know what, I just want you to get used it. I want you to like your digital. I do not want you to churn. I want you to have a feature satellite does not have and I want to give you a reason to buy digital whether you are a pay customer or not and whether we get 50 percent of 40 percent for now for 2 years or 3 years does not matter. But the studios have a huge revenue to protect and we have to respect that.


(Teleconference member is speaking in background and is inaudible.)


Brian Roberts: We have barely been testing it and I do not known that I have a specific answer. John have we said anything publically? I do not want to break new ground here. We have not commercially launched in a VOD way. We have been testing 5 different ideas with price point differentiations and things. Those no question there is a higher take rate. But we believe, I was at a cocktail party Saturday night, somebody said, "Every time you push the button I do not want to pay $4.00. Other people say, "I cannot wait to live in that world. I never want to go to a video store again." A lot of people like the experience. They are used to going to video stores sort of social event. I do not think that is what VOD is all about. We have sort of being saying it for awhile. It is a technology enabler. It allows the consumer to control what they want when they want it. And that is like is there we can give you that feature and not have to charge you every time. That has then John C and others said let's go to a subscription VOD. That really has not quite launched yet and we do not want to pay a lot, so we have not made those deals yet. The concept is great, but it is too expensive. That is what happened to PVRs. It is a great idea, but for $10 a month no thanks. Would I take it if you gave it to me for free? That is what is attracting us to this new idea. Also there is so much content in television now. We offer something like 30 thousand hours a month on a typical 80 channel cable system. I one time tried to figure it out. Think about it, a supermarket with 30 thousand things. So you take the best 700, that is going to be very compelling if you are a programmer to want to be there.


Doug Shapiro: Last question.


(Teleconference member is speaking in background and is inaudible.)


Brain Roberts: Well that is what is so great. I mean we spent $75 million last year to put capital in place to do VOD. That got like 25 percent of our footprint. And we are going to do another 35 percent this year for about the same amount of money. But think about where technology is going. The cost of storage, think of your own PC. And I said to our guys the other day, "For the same amount of money in 2 years where do you think we will be on servers?" And nobody is not a 2X. The question is are we 3X or 4X in terms of capacity? So we picked an amount of money, right now $75 million. That is what we are going to put in each year, but we do not have to do anything in your home. Every new person whose VOD enabled enables themselves because they buy a digital box and they pay us another $10.50 a month. For those that have seen presentation steps, it is this step function that we said is what is so great about the broadband network. I do not know any other industry - radio, broadcast, telephone where you can have this many new products getting developed off one network rebuild. And that is what Cable Labs is working on. I spoke yesterday at the conference they had. They are working on home networking. Right now 40 percent of the people that go out to buy a home network never take it out of the box. It is too confusing to hook it all up. Well we come in there we can hook up a provision all your PCs and we can look and say your second one is working, your first one is not. That is the power of the relationship we are having with consumers and I think that is going to be our big strategic advantage in the end. Thank you all very much.

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